

Shawn Wehan
February 8 at 10:16 AM · 🌐

Our lead investor, James Haluszczak, along with Timothy Haluszczak and SteelBridge Labs have been absolutely extraordinary in their support and leadership of Givsum.

Here is James' lead investor quote posted today on Wefunder: "We invested in Givsum because of their approach to modernizing the charitable giving process by targeting established organizations, such as Rotary International, who have already mastered the charitable giving industry. Further, Givsum also partners... **See more**



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